UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Generac Holdings Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-34627
(State or other jurisdiction	(Commission
of incorporation)	File Number)

S45 W29290 Hwy. 59
Waukesha, Wisconsin	53189
(Address of principal executive offices)	(Zip Code)

Raj Kanuru

Executive Vice President, General Counsel & Secretary

(262) 544-4811

(Name and telephone, including area code, of the person to contact in connection with this report).

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☑         Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

☐         Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended __________.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Generac Holdings Inc. has filed a Conflict Minerals Report for the year ended December 31, 2022 with the Securities and Exchange Commission. A copy of our Conflict Minerals Report is provided as Exhibit 1.01 to this Form. It is also publicly available in the investor relations section of our website under SEC Filings at www.Generac.com. Information on our web site shall not be deemed incorporated into, or to be a part of, this Form.

Item 1.02 Exhibit

See Exhibit 1.01 filed with this Form.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 - Exhibits

Item 3.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 31, 2023

Generac Holdings Inc.

By:

Name: Raj Kanuru

Title: Executive Vice President, General Counsel & Secretary